P.E. 2/1/02

02016674

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED

FEB 22 2002

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

ELTEK LTD.
(Name of Registrant)

PROCESSED
MAR 01 2002
THOMSON
FINANCIAL

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ **No X**

ELTEK LTD.

6-K Items

1. Eltek Ltd. Press Release dated February 21, 2002.

ITEM 1

Thursday February 21, 8:49 am Eastern Time

Press Release

SOURCE: Eltek Ltd.

Eltek Ltd. Reports Fourth Quarter and Year End Results

Company to Expand German Presence Through Recently Announced Acquisition

PETACH-TIKVA, Israel, Feb. 21 /PRNewswire-FirstCall/ -- Eltek Ltd. (Nasdaq: ELTK - news), the leading Israeli manufacturer of advanced circuitry solutions, today announced results for the fourth quarter and twelve months ended December 31, 2001.

Eltek reported revenues for the three months ended December 31, 2001 of NIS 28.1 million ($6.4 million), an increase of 16% compared with NIS 24.3 million ($5.5 million) during the third quarter of 2001. Net loss for the fourth quarter totaled NIS 1.6 million ($364,000) or NIS 0.33 per diluted share ($0.07), compared with net loss of NIS 1.2 million ($282,000), or NIS 0.26 per diluted share ($0.06) for the third quarter of 2001 and net income of NIS 5.8 million ($1.3 million), or NIS 1.10 per diluted share ($0.25) for the quarter ended December 31, 2000.

Gross profit for the quarter was NIS 2.4 million ($542,000), compared with NIS 1.5 million ($340,000) during the third quarter and NIS 10.7 million ($2.4 million) during the comparable period in 2000. Operating loss for the quarter was NIS 972,000 ($220,000) compared with NIS 1.8 million ($411,000) reported for the third quarter, and operating income of NIS 6.1 million ($1.4 million) reported for the comparable quarter in 2000.

For the twelve month period ended December 31, 2001, the company reported revenues of NIS 114.8 million ($26.0 million), compared with revenues of NIS 103 million ($ 23.3 million) during fiscal year 2000. Net income for the year was NIS 2.7 million ($614,000), or NIS 0.56 per diluted share ($0.13), compared with net income of NIS 14.5 million ($3.3 million), or NIS 2.92 per diluted share ($0.66) for the fiscal year ended December 31, 2000.

Gross profit for the period was NIS 17.8 million ($4.0 million), compared with NIS 28.2 million ($6.4 million) during the comparable period in 2000. Operating income was NIS 3.7 million ($849,000) compared with NIS 15.6 million ($3.5 million) reported during fiscal 2000.

The Company noted that the results presented for fiscal 2000 are based on a nine-month year, as a result of its change in reporting cycle to a calendar year.

In announcing the results, Arieh Reichart, President and CEO of Eltek said, ``Although Eltek's revenues for the fourth quarter improved over the third quarter, our net loss widened. In the third we benefited from $167,000 in other income arising from an award in a legal proceeding. Excluding this other income, our net loss for the third quarter was $449,000, or 24% greater than in this quarter. Our selling, general and administrative expenses were down substantially from the third quarter, and we expect to see a continued decrease in expenses as a result of the cost control measures implemented during the quarter."

Mr. Reichart continued, ``We have recently announced a memorandum of understanding to purchase a 76% interest in a privately held German PCB manufacturer. This acquisition should allow us to further penetrate that marketplace. Currently, Eltek has an extremely limited presence in Germany, but has long recognized the potential this market holds. This acquisition will give us the opportunity to strengthen our business in Germany. Following the closing of this deal, we plan to utilize and implement this Company's sales and marketing capabilities to leverage its existing relationships, and fully capitalize on any potential customers in Germany. We feel strongly that, with the technology and infrastructure in place, this is an opportune time to invest in our sales and marketing capabilities, which is one of the key objectives behind this acquisition."

About Eltek

Eltek is one of Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

- (Tables to follow)

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

You may register to receive Eltek's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the ``Digital Investor Kit(TM)" icon at www.kcsa.com.

ELTEK LTD.
Consolidated Statements of Operations
Adjusted to New Israeli Shekels as of December 2001
(In thousands, except per share data)

	Nine Months Ended December 31, 2000* NIS (Audited)	Year Ended December 31, 2001 NIS (Unaudited)	Year Ended December 31, 2001 U.S. (Unaudited)	Three months Ended December 31, 2000 $NIS (Unaudited)	Three Months Ended December 31, 2001 NIS (Unaudited)	Three Months Ended December 31, 2001 U.S. $ (Unaudited)
Revenues	102,996	114,770	25,989	37,398	28,146	6,374
Costs of revenues	74,817	96,982	21,961	26,676	25,754	5,832
Gross profit	28,179	17,788	4,028	10,722	2,392	542

1078337.1

Research and development costs, net	341	381	86	109	0	0
Selling, general and administrative expenses	12,266	13,660	3,093	4,533	3,364	762
Operating income (loss)	15,572	3,747	849	6,080	(972)	(220)
Financial expenses, net	1,141	1,722	390	251	634	144
Other incomes (expenses), net	23	687	155	(5)	0	0
Income (loss) before taxes on income	14,454	2,712	614	5,824	(1,606)	(364)
Taxes on income	--	--	--	--	--	--
Net income (loss) for the period	14,454	2,712	614	5,824	(1,606)	(364)
Basic earnings (loss) per share	2.92	0.56	0.13	1.18	(0.33)	(0.07)
Weighted average number of ordinary shares used to compute basic earnings (loss) per ordinary share	4,967	4,886	4,886	4,967	4,886	4,886
Diluted earnings (loss) per share	2.92	0.56	0.13	1.10	(0.33)	(0.07)
Weighted average number of ordinary shares used to compute diluted earnings (loss) per ordinary share	4,967	4,886	4,886	5,564	4,886	4,886

* Due to a change in Eltek's reporting cycle, results for "Nine Months Ended December 31, 2000" reflect performance for the Company's full fiscal 2000

Eltek Ltd.
Consolidated Condensed Balance Sheets
Adjusted to New Israeli Shekels as of December 2001

	December 31, 2000 Audited NIS	December 31, 2001 Unaudited NIS	Convenience translation December 31, 2001 Unaudited U.S. $
	(in thousands)		
Assets			
Current assets			
Cash and cash equivalents	4,478	6,289	1,424
Receivables: Trade	27,214	27,227	6,165
Other	1,780	1,553	352
Inventories	13,142	13,901	3,148
Prepaid expenses	687	961	218
Total current assets	47,301	49,931	11,307
Investment	11	0	0
Property and equipment, net	43,967	52,062	11,789
Total assets	91,279	101,993	23,096
Liabilities and Shareholder's Equity			
Current Liabilities			
Short term credit and current installments of long-term debts	11,431	16,747	3,792
Trade payables	18,766	18,428	4,173
Other liabilities and accrued expenses	9,017	7,376	1,670
Total current liabilities	39,214	42,551	9,635
Long- term liabilities			
Long term debt, excluding current installments	10,288	14,530	3,290
Employee severance benefits, net	918	798	181
Total liabilities	50,420	57,879	13,106
Shareholders' equity			
Ordinary shares, NIS 0.6 par value. Authorized 50,000,000 shares, issued and outstanding 4,885,651 and 4,792,452, in 2001 and 2000 respectively	28,018	28,074	6,357
Additional paid in capital	49,239*	49,752	11,266
Capital reserves related to loans from controlling shareholders	9,580	9,580	2,169

1078337.1

Receipt on shares account	25	0	0
Capital reserve	6,398	6,398	1,449
Accumulated deficit	(52,401)	(49,690)	(11,251)
Total shareholders' equity	40,859	44,114	9,990
Total liabilities and shareholders' equity	91,279	101,993	23,096

*=Reclassified

SOURCE: Eltek Ltd.

1078337.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.

By: A. Reichart

Arieh Reichart
President and Chief Executive Officer

Date: February 21, 2002